SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	September 9, 2004 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to delist euro-quoted shares from Stockholm Stock Exchange

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the trading systems of the Helsinki and Stockholm stock exchanges will merge on 27 September 2004. It is at the request of the Stockholm Stock Exchange that Stora Enso will delist the Stora Enso EUR A (ISIN FI0009005953) and Stora Enso EUR R shares (ISIN FI0009005961) from Stockholm Stock Exchange.

This decision will affect only shareholders owning Stora Enso EUR A and/or R shares that were bought on Stockholm Stock Exchange and that are held in the VPC system or in a Swedish nominee account.

As a result, Stora Enso’s shares will be quoted in Helsinki in euros (EUR), in Stockholm in Swedish krona (SEK) and in New York in US dollars (USD).

Swedish shareholders holding Stora Enso EUR A and/or R shares are offered the following alternatives:

1)	Conversion of existing EUR shares into SEK shares at no cost.
2)	Transfer EUR shares into a Finnish book-entry account at the latest on 24 September 2004. Please ask your bank or nominee register about any possible transfer costs.

Conversion into SEK-quoted shares will happen automatically on 27 September 2004 if a shareholder does not choose to transfer the shares into a Finnish book-entry account. The converted shares will be in the shareholder’s VP account on 30 September 2004.

The last date on which EUR-quoted shares will be traded on Stockholm Stock Exchange will be 24 September 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel